[LETTERHEAD OF CLOUDARY CORPORATION]

July 12, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cloudary Corporation Registration Statement on Form F-1 (File No. 333-174455) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cloudary Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1 (File No. 333-174455), together with all exhibits and amendments thereto (the “Registration Statement”), which was originally filed with the Commission on May 24, 2011.  In light of current capital market conditions, the Company has elected not to proceed with the offering of securities contemplated in the Registration Statement at this time.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement.  The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to the undersigned at +86-21-6187-0500 or James C. Lin of Davis Polk & Wardwell LLP at +852-2533-3368.

Thank you for your assistance with this matter.

Sincerely, CLOUDARY CORPORATION

By:	/s/ Robert Chiu
Robert Chiu
Chairman